

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

<u>Via E-mail</u>
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

      Re: Rovi Corporation
              Soliciting Material on Schedule 14A filed by Engaged
              Capital Master Feeder I, LP, et al.
              Filed March 26, 2015
              File No. 000-53413

Dear Mr. Welling:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. We note the reference to the "Board's governance failures." Qualify this assertion as your belief in future filings, and provide supplemental support for this assertion with your response.

Please contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
      Steve Wolosky, Esq.
      Olshan Frome Wolosky LLP